SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 March, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Total Voting Rights dated 02 March 2015
Exhibit 1.2	Annual Financial Report dated 03 March 2015
Exhibit 1.3	Director/PDMR Shareholding dated 10 March 2015
Exhibit 1.4	4Q 2014 payment of dividends in sterling dated 16 March 2015
Exhibit 1.5	Director/PDMR Shareholding dated 19 March 2015
Exhibit 1.6	Director/PDMR Shareholding dated 24 March 2015
Exhibit 1.7	Director/PDMR Shareholding dated 27 March 2015
Exhibit 1.8	Director/PDMR Shareholding dated 30 March 2015
Exhibit 1.9	Total Voting Rights dated 31 March 2015

Exhibit 1.1

BP p.l.c. - Total Voting Rights
BP p.l.c. - 2 March 2015

BP p.l.c.
Total voting rights and share capital
As at 27 February 2015, the issued share capital of BP p.l.c. comprised 18,237,800,803 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,768,160,490. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,242,883,303. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

Exhibit 1.2

BP p.l.c. - Annual Financial Report
BP p.l.c. - 3 March 2015

BP P.L.C. ANNUAL FINANCIAL REPORT - DTR 6.3.5 DISCLOSURE

BP p.l.c. ('the Company')

The Company announced on 3 March 2015 that the BP Annual Report and Form 20-F 2014, the Notice of Annual General Meeting and Form of Proxy for the 2015 Annual General Meeting had been published. These documents are publicly available on the BP p.l.c. website (www.bp.com) with a direct link to the BP Annual Report and Form 20-F 2014 at www.bp.com/annualreport and a direct link to the Notice of Annual General Meeting at www.bp.com/notice. This follows the release on 3 February 2015 of the Company's unaudited Fourth Quarter and Full Year 2013 results announcement (the 'Preliminary Announcement').

In compliance with 9.6.1 of the Listing Rules, on 3 March 2015 the Company submitted to the UK Listing Authority via the National Storage Mechanism copies of:

BP Annual Report and Form 20-F 2014
BP Strategic Report 2014
Notice of BP Annual General Meeting 2015
Proxy card incorporating notification of availability

The BP Annual Report and Form 20-F 2014 will be delivered to the Registrar of Companies in due course and copies of all of these documents may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: +44 (0)20 7496 4000

The Annual General Meeting will take place on 16 April 2015 and the total of the votes cast by shareholders for or against or withheld on each resolution to be put to the meeting will be published on www.bp.com on or shortly after 20 April 2015.

The Disclosure and Transparency Rules (DTR) require that an announcement of the publication of an Annual Report should include the disclosure of such information from the Annual Report as is of a type that would be required to be disseminated in a Half-yearly Report in compliance with the DTR 6.3.5(2) disclosure requirement. Accordingly the following disclosures are made in the Appendices below. References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the BP Annual Report and Form 20-F 2014. This announcement should be read in conjunction with, and is not a substitute for reading, the full BP Annual Report and Form 20-F 2014.

The extracts from BP Annual Report and Form 20-F 2014 included in this announcement contain certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial condition, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements and other factors discussed elsewhere in BP Annual Report and Form 20-F 2014.

APPENDIX A - AUDIT REPORTS
Audited financial statements for 2014 are contained in the BP Annual Report and Form 20-F 2014. The Independent Auditor's Report on the consolidated financial statements is set out in full on pages 91-95 of the BP Annual Report and Form 20-F 2014. The Independent Auditor's Report on the consolidated financial statements notes that the Auditor has considered the adequacy of the disclosures made in Note 2 to the financial statements concerning the provisions, future expenditures which cannot be reliably estimated and other contingent liabilities related to the claims, penalties and litigation arising from the Gulf of Mexico oil spill. The audit report recognises that the total amount that will ultimately be paid by BP in relation to all obligations arising from this significant event is subject to significant uncertainty and the ultimate exposure and cost to BP is dependent on many factors, including but not limited to, the determinations of the Courts and Regulatory authorities in the United States; and that significant uncertainty exists in relation to the amount of claims that will become payable by BP and the amount of fines that will be levied on BP (including any ultimate determination of BP's culpability based on negligence, gross negligence or wilful misconduct). The audit report also notes that the outcome of litigation and the cost of the longer term environmental consequences of the oil spill are also subject to significant uncertainty. However, the audit report is unqualified and does not contain any statements under section 498(2) or section 498(3) of the Companies Act 2006.

APPENDIX B - DIRECTORS' RESPONSIBILITY STATEMENT

The following statement is extracted in full and unedited text from page 90 of the BP Annual Report and Form 20-F 2014. This statement relates solely to the BP Annual Report and Form 20-F 2014 and is not connected to the extracted information set out in this announcement or the Preliminary Announcement.

Directors' responsibility statement

The directors confirm that to the best of their knowledge:

• the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB, IFRS as adopted by the EU and in accordance with the provisions of the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit or loss of the group;

• the parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position, performance and cash flows of the company; and

• the management report, which is incorporated in the strategic report and directors' report, includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that they face.

C-H Svanberg, Chairman
3 March 2015

APPENDIX C - RISKS AND UNCERTAINITIES

The principal risks and uncertainties relating to the Company are set out at pages 48 to 50 of the BP Annual Report and Form 20-F 2014. The following is extracted in full and unedited text from the BP Annual Report and Form 20-F 2014:

Risk factors

The risks discussed below, separately or in combination, could have a material adverse effect on the implementation of our strategy, our business, financial performance, results of operations, cash fl ows, liquidity, prospects, shareholder value and returns and reputation.

Gulf of Mexico oil spill

The spill has had and could continue to have a material adverse impact on BP.

There is significant uncertainty regarding the extent and timing of the remaining costs and liabilities relating to the 2010 Gulf of Mexico oil spill (the incident), including the amount of claims, fi nes and penalties that become payable by BP (including as a result of any ultimate determination of BP's appeal of the ruling of gross negligence), the outcome or resolution of current or future litigation and any costs arising from any longer-term environmental consequences of the incident, the impact of the incident on our reputation and the resulting possible impact on our licence to operate. The provisions recognized in the income statement represent the current best estimates of expenditures required to settle certain present obligations that can be reliably estimated at the end of the reporting period, and there are future expenditures for which we currently cannot measure our obligations reliably. These uncertainties are likely to continue for a significant period. See Financial statements - Note 2. The risks associated with the incident could also heighten the impact of other risks the group is exposed to as described below.

Strategic and commercial risks

Prices and markets - our financial performance is subject to fluctuating prices of oil, gas, refined products, exchange rate fluctuations and the general macroeconomic outlook. Oil, gas and product prices are subject to international supply and demand and margins can be volatile. Political developments, increased supply from new oil and gas sources, technological change, global economic conditions and the influence of OPEC can impact supply and prices for our products. Decreases in oil, gas or product prices could have an adverse effect on revenue, margins and profitability and, if significant, we may have to write down assets and re-assess the viability of certain projects. A prolonged period of low prices may impact our cash flows, profit, capital expenditure and ability to maintain our long-term investment programme. Conversely, an increase in oil, gas and product prices may not improve margin performance as there could be increased fiscal take, cost inflation and more onerous terms for access to resources. The profitability of our refining and petrochemicals activities can be volatile, with periodic over-supply or supply tightness in regional markets and fluctuations in demand.
Exchange rate fluctuations can create currency exposures and impact underlying costs and revenues. Crude oil prices are generally set in US dollars, while products vary in currency. Many of our major project development costs are denominated in local currencies, which may be subject to fluctuations against the US dollar.

Access, renewal and reserves progression - our inability to access, renew and progress upstream resources in a timely manner could adversely affect our long-term replacement of reserves. Delivering our group strategy depends on our ability to continually replenish a strong exploration pipeline of future opportunities to access and produce oil and natural gas. Competition for access to investment opportunities, heightened political and economic risks in certain countries where significant hydrocarbon basins are located and increasing technical challenges and capital commitments may adversely affect our strategic progress. This, and our ability to progress upstream resources and sustain long-term reserves replacement, could impact our future production and financial performance.

Major project delivery - failure to invest in the best opportunities or deliver major projects successfully could adversely affect our financial performance. We face challenges in developing major projects, particularly in geographically and technically challenging areas. Operational challenges and poor investment choice, efficiency or delivery at any major project that underpins production or production growth could adversely affect our financial performance.

Geopolitical - we are exposed to a range of political developments and consequent changes to the operating and regulatory environment. We operate and may seek new opportunities in countries and regions where political, economic and social transition may take place. Political instability, changes to the regulatory environment or taxation, international sanctions, expropriation or nationalization of property, civil strife, strikes, insurrections, acts of terrorism and acts of war may disrupt or curtail our operations or development activities. These may in turn cause production to decline, limit our ability to pursue new opportunities, affect the recoverability of our assets or cause us to incur additional costs, particularly due to the long-term nature of many of our projects and significant capital expenditure required.

Rosneft investment - our investment in Rosneft may be impacted by events in or relating to Russia and our ability to recognize our share of Rosneft's income, production and reserves may be adversely impacted.
Events in or relating to Russia, including further trade restrictions and other sanctions, could adversely impact our investment in Russia. To the extent we are unable in the future to exercise significant influence over our investment in Rosneft or pursue growth opportunities in Russia, our business and strategic objectives in Russia and our ability to recognize our share of Rosneft's income, production and reserves may be adversely impacted.

Liquidity, financial capacity and financial, including credit exposure - failure to work within our financial framework could impact our ability to operate and result in financial loss.
Failure to accurately forecast, manage or maintain sufficient liquidity and credit could impact our ability to operate and result in financial loss. Trade and other receivables, including overdue receivables, may not be recovered and a substantial and unexpected cash call or funding request could disrupt our financial framework or overwhelm our ability to meet our obligations.
An event such as a significant operational incident, legal proceedings or a geopolitical event in an area where we have significant activities, could reduce our credit ratings. This could potentially increase financing costs and limit access to financing or engagement in our trading activities on acceptable terms, which could put pressure on the group's liquidity. Credit rating downgrades could trigger a requirement for the company to review its funding arrangements with the BP pension trustees and may cause other impacts on financial performance. In the event of extended constraints on our ability to obtain financing, we could be required to reduce capital expenditure or increase asset disposals in order to provide additional liquidity. See Liquidity and capital resources on page 211 and Financial statements - Note 27.

Joint arrangements and contractors - we may have limited control over the standards, operations and compliance of our partners, contractors and sub-contractors.
We conduct many of our activities through joint arrangements, associates or with contractors and sub-contractors where we may have limited influence and control over the performance of such operations. Our partners and contractors are responsible for the adequacy of the resources and capabilities they bring to a project. If these are found to be lacking, there may be financial, operational or safety risks for BP. Should an incident occur in an operation that BP participates in, our partners and contractors may be unable or unwilling to fully compensate us against costs we may incur on their behalf or on behalf of the arrangement. Where we do not have operational control of a venture, we may still be pursued by regulators or claimants in the event of an incident.

Digital infrastructure and cybersecurity - breach of our digital security or failure of our digital infrastructure could damage our operations and our reputation.
A breach or failure of our digital infrastructure due to intentional actions such as attacks on our cybersecurity, negligence or other reasons, could seriously disrupt our operations and could result in the loss or misuse of data or sensitive information, injury to people, disruption to our business, harm to the environment or our assets, legal or regulatory breaches and potentially legal liability. These could result in significant costs or reputational consequences.

Climate change and carbon pricing - public policies could increase costs and reduce future revenue and strategic growth opportunities.
Changes in laws, regulations and obligations relating to climate change could result in substantial capital expenditure, taxes and reduced profitability. In the future, these could potentially impact our upstream assets, revenue generation and strategic growth opportunities.

Competition - inability to remain efficient, innovate and retain an appropriately skilled workforce could negatively impact delivery of our strategy in a highly competitive market.
Our strategic progress and performance could be impeded if we are unable to control our development and operating costs and margins, or to sustain, develop and operate a high -quality portfolio of assets efficiently. We could be adversely affected if competitors offer superior terms for access rights or licences, or if our innovation in areas such as exploration, production, refining or manufacturing lags the industry. Our performance could also be negatively impacted if we fail to protect our intellectual property.
Our industry faces increasing challenge to recruit and retain skilled and experienced people in the fields of science, technology, engineering and mathematics. Successful recruitment, development and retention of specialist staff is essential to our plans.

Crisis management and business continuity - potential disruption to our business and operations could occur if we do not address an incident effectively.
Our business and operating activities could be disrupted if we do not respond, or are perceived not to respond, in an appropriate manner to any major crisis or if we are not able to restore or replace critical operational capacity.

Insurance - our insurance strategy could expose the group to material uninsured losses.
BP generally purchases insurance only in situations where this is legally and contractually required. We typically bear losses as they arise rather than spreading them over time through insurance premiums. This means uninsured losses could have a material adverse effect on our financial position, particularly if they arise at a time when we are facing material costs as a result of a significant operational event which could put pressure on our liquidity and cash flows.

Safety and operational risks

Process safety, personal safety, and environmental risks- we are exposed to a wide range of health, safety, security and environmental risks that could result in regulatory action, legal liability, increased costs, damage to our reputation and potentially denial of our licence to operate.
Technical integrity failure, natural disasters, human error and other adverse events or conditions could lead to loss of containment of hydrocarbons or other hazardous materials, as well as fi res, explosions or other personal and process safety incidents, including when drilling wells, operating facilities and those associated with transportation by road, sea or pipeline.
There can be no certainty that our operating management system or other policies and procedures will adequately identify all process safety, personal safety and environmental risks or that all our operating activities will be conducted in conformance with these systems. See Safety on page 39.
Such events, including a marine incident, or inability to provide safe environments for our workforce and the public while at our facilities, premises or during transportation, could lead to injuries, loss of life or environmental damage. We could as a result face regulatory action and legal liability, including penalties and remediation obligations, increased costs and potentially denial of our licence to operate. Our activities are sometimes conducted in hazardous, remote or environmentally sensitive locations, where the consequences of such events could be greater than in other locations.

Drilling and production - challenging operational environments and other uncertainties can impact drilling and production activities.
Our activities require high levels of investment and are often conducted in extremely challenging environments which heighten the risks of technical integrity failure and the impact of natural disasters. The physical characteristic of an oil or natural gas fi eld, and cost of drilling, completing or operating wells is often uncertain. We may be required to curtail, delay or cancel drilling operations because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions and compliance with governmental requirements.

Security - hostile acts against our staff and activities could cause harm to people and disrupt our operations.
Acts of terrorism, piracy, sabotage and similar activities directed against our operations and facilities, pipelines, transportation or digital infrastructure could cause harm to people and severely disrupt business and operations. Our activities could also be severely affected by conflict, civil strife or political unrest.

Product quality - supplying customers with off-specification products could damage our reputation, lead to regulatory action and legal liability, and potentially impact our financial performance.
Failure to meet product quality standards could cause harm to people and the environment, damage our reputation, result in regulatory action and legal liability, and impact financial performance.

Compliance and control risks

US government settlements - our settlements with legal and regulatory bodies in the US in respect of certain charges related to the Gulf of Mexico oil spill may expose us to further penalties, liabilities and private litigation or could result in suspension or debarment of certain BP entities.
Settlements with the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) impose significant compliance and remedial obligations on BP and its directors, officers and employees, including the appointment of an ethics monitor, a process safety monitor and an independent third-party auditor. Failure to comply with the terms of these settlements could result in further enforcement action by the DoJ and the SEC, expose us to severe penalties, fi nancial or otherwise, and subject BP to further private litigation, each of which could impact our operations and have a material adverse effect on the group's reputation and financial performance. Failure to satisfy the requirements or comply with the terms of the administrative agreement with the US Environmental Protection Agency (EPA), under which BP agreed to a set of safety and operations, ethics and compliance and corporate governance requirements, could result in suspension or debarment of certain BP entities.

Regulation - changes in the regulatory and legislative environment could increase the cost of compliance, affect our provisions and limit our access to new exploration opportunities.
Governments that award exploration and production interests may impose specific drilling obligations, environmental, health and safety controls, controls over the development and decommissioning of a field and possibly, nationalization, expropriation, cancellation or non-renewal of contract rights. Royalties and taxes tend to be high compared with those of other commercial activities, and in certain jurisdictions there is a degree of uncertainty relating to tax law interpretation and changes. Governments may change their fiscal and regulatory frameworks in response to public pressure on finances, resulting in increased amounts payable to them or their agencies.
Such factors could increase the cost of compliance, reduce our profitability in certain jurisdictions, limit our opportunities for new access, require us to divest or write-down certain assets or curtail or cease certain operations, or affect the adequacy of our provisions for pensions, tax, decommissioning, environmental and legal liabilities. Potential changes to pension or financial market regulation could also impact funding requirements of the group.
Following the Gulf of Mexico oil spill, there have been cases of additional oversight and more stringent regulation of BP and other companies' oil and gas activities in the US and elsewhere, particularly relating to environmental, health and safety controls and oversight of drilling operations, which could result in increased compliance costs. In addition, we may be subjected to a higher number of citations and level of fines imposed in relation to any alleged breaches of safety or environmental regulations, which could result in increased costs.

Ethical misconduct and non-compliance - ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation.
Incidents of ethical misconduct or non-compliance with applicable laws and regulations, including anti-bribery and corruption and anti-fraud laws, trade restrictions or other sanctions, or non-compliance with the recommendations of the ethics monitor appointed under the terms of the DoJ and EPA settlements, could damage our reputation, result in litigation, regulatory action and penalties.

Treasury and trading activities - ineffective management of treasury and trading activities could lead to business disruption, financial loss, regulatory intervention or damage to our reputation.
We are subject to operational risk around our treasury and trading activities in financial and commodity markets, some of which are regulated. Failure to process, manage and monitor a large number of complex transactions across many markets and currencies while complying with all regulatory requirements could hinder profitable trading opportunities. There is a risk that a single trader or a group of traders could act outside of our delegations and controls, leading to regulatory intervention and resulting in financial loss and potentially damaging our reputation. See Financial statements - Note 27.

Reporting - failure to accurately report our data could lead to regulatory action, legal liability and reputational damage.
External reporting of financial and non-financial data, including reserves estimates, relies on the integrity of systems and people. Failure to report data accurately and in compliance with applicable standards could result in regulatory action, legal liability and damage to our reputation. For a period of three years after the SEC settlement in December 2012, we are unable to rely on the US safe harbor provisions regarding forward-looking statements, which may expose us to future litigation and liabilities in connection with our public disclosures. See Legal proceedings on page 228.

APPENDIX D - RELATED PARTY TRANSACTIONS

Disclosures in relation to the related party transactions are set out at pages 131 and 239 of the BP Annual Report and Form 20-F 2014. The following is extracted in full and unedited text from the BP Annual Report and Form 20-F 2014:

Extract from Note 14 Investments in joint ventures, BP Annual Report and Form 20-F 2014, page 131:

Transactions between the group and its joint ventures are summarized below.

						$ million
Sales to joint ventures		2014		2013		2012
Product	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December
LNG, crude oil and oil products, natural gas	3,148	300	4,125	342	4,272	379
						$ million
Purchases from joint ventures		2014		2013		2012
Product	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December
LNG, crude oil and oil products, natural gas, refinery operating costs, plant processing fees	907	129	503	51	1,107	116

The terms of the outstanding balances receivable from joint ventures are typically 30 to 45 days. The balances are unsecured and will be settled in cash. There are no significant provisions for doubtful debts relating to these balances and no significant expense recognized in the income statement in respect of bad or doubtful debts. Dividends receivable are not included in the table above.

Extract from Note 15 Investments in associates, BP Annual Report and Form 20-F 2014, page 131:

Transactions between the group and its associates are summarized below:

						$ million
Sales to associates		2014		2013		2012
Product	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December	Sales	Amount receivable at 31 December
LNG, crude oil and oil products, natural gas	9,589	1,258	5,170	783	3,771	401
						$ million
Purchases from associates		2014		2013		2012
Product	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December	Purchases	Amount payable at 31 December
LNG, crude oil and oil products, natural gas, refinery operating costs, plant processing fees	22,703	2,307	21,205	3,470	9,135	932

The terms of the outstanding balances receivable from associates are typically 30 to 45 days. The balances are unsecured and will be settled in cash. There are no significant provisions for doubtful debts relating to these balances and no significant expense recognized in the income statement in respect of bad or doubtful debts. Dividends receivable are not included in the table above.

BP has commitments amounting to $6,946million (2013 $6,077million) in relation to contracts with its associates for the purchase of crude oil and oil products, transportation and storage.
The majority of sales to, purchases from, and commitments in relation to contracts with associates relate to crude oil and oil products transactions with Rosneft.

Extract from BP Annual Report and Form 20-F 2014, page 239:

Related-party transactions

Transactions between the group and its significant joint ventures and associates are summarized in Financial statements - Note 14 and Note 15. In the ordinary course of its business, the group enters into transactions with various organizations with which some of its directors or executive officers are associated. Except as described in this report, the group did not have material transactions or transactions of an unusual nature with, and did not make loans to, related parties in the period commencing 1 January 2014 to 17 February 2015.

APPENDIX E - IMPORTANT EVENTS DURING THE YEAR

1. Extracted in full and unedited text from the Chairman's letter, BP Annual Report and Form 20-F, pages 6-7:

Dear fellow shareholder,

We started 2014 with confidence in the overall development of the world and a feeling of progress in most of the world's economies after several challenging years. However, the year ended with significant uncertainties. BP operates in a geopolitical environment that has become more turbulent and the price of oil has significantly declined, returning to a pattern of volatility not seen for several years. The industry must adapt rapidly. Even before the recent volatility, we have taken measures to streamline and reshape BP. We believe we are well positioned to meet the challenges of the coming years.
In 2011, we set out our 10-point plan with clear goals that we have delivered over the last three years. This is a significant achievement for Bob Dudley and his team. It marks a major step in refocusing the company after the tragic events of 2010 when 11 people lost their lives in the Deepwater Horizon accident - something we must never forget. Our strategic progress has to be tempered by the finding of gross negligence in the Clean Water Act litigation in the US, which we strongly disagree with and are appealing.

Strategy
Completing the 10-point plan does not mean that our work is done. Far from it. The board continues to be deeply involved in discussing and shaping our strategy - with its clear priorities, quality portfolio and distinctive capabilities.
We successfully sold assets at a time of higher oil prices and are now going through a rapid cost adjustment to address this new landscape and improve our underlying business performance. We are refocusing our approach to producing hydrocarbons in the US Lower 48 and we are resetting our operations across the entire business. This is all taking place without compromising on safety. Our recent strategic partnership with Chevron in the Gulf of Mexico demonstrates what we mean by value over volume through a new ownership and operating model. Our goals are to make investment choices that play to our strengths, increase sustainable free cash flow and grow our distributions to shareholders.
We began a number of these initiatives earlier in 2014, putting us ahead of the current oil price pressures. These strategic actions will continue and more will be necessary as we respond to short-term imperatives. We aim to ensure that BP builds on its distinctive strengths in 2015 and beyond.

Shareholder distributions
The improved performance over the year and progress in strategic delivery has led to the board's decision to increase the dividend. During 2014, the board reviewed the dividend twice and each time raised it by 2.6%. These increases are part of our strategy to grow distributions. During 2014 BP completed its $8-billion share buyback programme using proceeds from the sale of our interest in TNK-BP. Shares worth a further $2.3 billion were also bought back in the year. In the present environment, returns to shareholders remain a key priority.

Oversight
The board has continued to maintain oversight of performance, risk and financial efficiency and kept a constant scrutiny on safety. Each year we review and monitor the group level risks through our own work and our committees, who carry out the majority of the work, leaving the board free to address strategic issues.
There are, however, longer-term issues on which we also have to focus, such as carbon and its role in climate change. It is clear that it is for governments and regulators to set the boundary conditions to address these issues and we will develop our business within their framework. For example, we already factor a price for carbon into our project evaluation. We recognize that we need to play our part in informing this debate and we do this through our projections for future world energy markets in the BP Energy Outlook 2035. Throughout, we must remain alert to developments that may alter the world in which we operate. The board is recommending that shareholders support the resolution at the annual general meeting seeking greater transparency of reporting in this important area.

Governance and succession
The board regularly considers how it operates and the appropriate composition and mix around the board table - both to respond to today's challenges and BP's future strategic direction. Antony Burgmans, the current chair of the remuneration committee, will stand down as a director in 2016. In anticipation of his departure, Dame Ann Dowling will take over the chair of that committee during 2015. We have also considered the chairs and membership of all other committees. In 2012, upon Andrew Shilston joining the board and being appointed the senior independent director, we announced that Antony Burgmans would retain a role as an internal sounding board. This role will cease after the annual general meeting. Andrew will join the remuneration and nomination committees.

I would like to welcome Alan Boeckmann who joined the board as a non-executive director in July. Alan brings deep experience of contractor management, procurement and project delivery in our industry following his career in Fluor Corporation. Alan will be joining the remuneration committee after the annual general meeting. Our longest serving director, Iain Conn, left the company in December to become chief executive of Centrica after an almost 30-year career with BP, spanning different businesses and regions. George David will retire from the board at our AGM in April. My fellow directors and I thank both Iain and George for their huge contributions and work on behalf of the board.
I would also like to thank Bob Dudley, his team, my board colleagues and all our employees for all that they have done. Finally, my thanks go to you, our shareholders, for the support you have shown us during the year.

Carl-Henric Svanberg
Chairman
3 March 2015

2. Extracted in full and unedited text from the Group chief executive's letter, BP Annual Report and Form 20-F, pages 8-9:

Dear fellow shareholder,
The year 2014 was pivotal for BP. Despite the increasingly challenging business environment, we completed the 10-point plan we had set out in 2011 to make BP a safer, stronger, better performing business. Compared with three years ago, we have reduced safety-related incidents, delivered strong operating efficiencies and met our target to increase operating cash flow by more than 50%.
Our performance is important, not only because we achieved our targets, but because we did what we said we would do. I know how important it is to shareholders that we continue delivering on our commitments.
2014 was a turbulent year - for BP and the industry. Oil prices fell dramatically and returned to their familiar pattern of volatility, after several exceptional years in which they remained above $100 per barrel. I expect these lower and more volatile prices to continue through 2015 and likely longer. We are now resetting the business to deliver value in this new context, scaling back capital spending and reducing costs, while always maintaining our primary focus on safety.
Our efforts over the past three years have helped prepare us to face the new oil price challenge with resilience. We have reshaped and strengthened our portfolio through a divestment programme, reduced our costs to reflect a smaller footprint and articulated a strategy based on clear priorities, a quality portfolio and distinctive capabilities.

Clear priorities
Safe and reliable operations will always be our first priority. While we have made real progress in the past three years, sadly there were three workforce fatalities in 2014, in accidents at a German refinery, a UK North Sea platform and an Indonesian petrochemicals plant. Our thoughts are with the families and friends of those who died and we will implement the lessons from these tragic events.
Since 2011 we have reduced the number of tier 1 and tier 2 process safety events - the most serious incidents, leaks, spills and other releases. After making very good progress in 2013, we saw a higher number of such incidents in 2014. We are renewing our efforts to ensure conformance with our operating management system, allied to the right personal behaviours, taking great care in everything we do.
We clearly demonstrated capital discipline through 2014, restricting spending to around $23 billion, relative to guidance of $24-25 billion. We also saw good project execution as we met our plans to bring onstream seven start-up projects.

Quality portfolio
We continue to actively manage our portfolio, focusing on assets which play to our strengths and divesting assets that no longer fit our strategy. In both our Upstream and Downstream businesses, we are taking a rigorous approach to capital allocation and concentrating on efficiency and competitiveness in our activities. Making the right investment choices is of the highest priority.
We grew our exploration position during the year, with new access in five areas and hydrocarbon discoveries in the Gulf of Mexico, Brazil, the North Sea, Egypt and Angola.We began operating our onshore oil and gas operations in the 'Lower 48' states of the US as a separate business in January 2015. In the Downstream, we improved performance from fuels marketing, increased our capacity to refine heavy crude and shale oil in the US, maintained the focus on premium brands and growth markets in lubricants and reviewed the petrochemicals business to increase its earnings potential.
Having completed our $38-billion divestment programme ahead of schedule, we committed to make a further $10 billion of divestments by the end of 2015. By the end of 2014 we had agreed transactions amounting to $4.7 billion.

Distinctive capabilities
BP's distinctive capabilities of advanced technology, proven expertise and strong relationships underpin our progress. We have invested over the years to be a specialist in several key areas of technology. For example, in 2014 we started using robots to test enhanced oil recovery options, helping us reduce time to production.
The expertise of our people is central to our progress so developing our employees in critical areas is an ongoing activity. For example, we run specialist academies dedicated to global wells expertise and safety and operational risk, as well as other areas.
Strong relationships remain vital - with communities, governments, partners, suppliers, staff and shareholders. The rapid progress made on the Southern Corridor project, which will pipe natural gas from the Caspian Sea to markets as far away as Italy, is just one example. With our partners, we have already awarded more than $9 billion of contracts to make, transport and install facilities.

A challenging environment
In 2015 we entered a very different landscape from that in which we began last year. The lower oil price presents formidable challenges for the industry. In these volatile times, BP continues to drive capital discipline by constraining the total level of capital spend in any one year, taking account of the opportunities available and the flexibility of our balance sheet.
Meanwhile, we continue to manage issues specific to BP. The legal proceedings in the US associated with the Deepwater Horizon accident and oil spill continue. In the first trial phase the judge issued a finding of gross negligence and wilful misconduct. We strongly disagree with these findings and have appealed. In the second phase the court found no gross negligence in our source control efforts and ruled that 3.19 million barrels of oil were discharged into the Gulf of Mexico. We have also appealed this ruling. The penalty phase trial finished in February, with the ruling to come at a later date. In all of the proceedings, we are seeking fair and just outcomes while protecting the best interests of our shareholders.
Our investment in Rosneft, funded from the proceeds of our sale of TNK-BP in 2013, continues to attract attention. Our approach is to comply with all relevant sanctions and otherwise to maintain our distinctive, long-term investment and relationship with Rosneft in a country that holds some of the world's largest oil and gas resources. There is strong interdependence between Russia and its trading partners, and I believe that over time such commercial links tend to ease tensions rather than exacerbate them.
The BP of 2015 is a robust and resilient business, a global team that has been through some of the most difficult times an organization can face and emerged stronger, safer and better than before.

Bob Dudley
Group Chief Executive
3 March 2015

3. Extracted in full and unedited text from "Group performance", BP Annual Report and Form 20-F, pages 21-23:

Group performance
10-point plan performance
In 2014 we completed our three-year 10-point plan, established in 2011, to help stabilize BP and restore trust and value in response to the tragic Deepwater Horizon accident in 2010. Here we report on our performance in delivering the plan over the period.
1. Relentless focus on safety We reduced tier 1 process safety events and loss of primary containment (LOPC) by 62% and 21% respectively over the plan period. However, in 2014 there were eight more tier 1 events and 25 more LOPC incidents than 2013. Safety remains our primary focus and we continue to focus our efforts on it.
2. Play to our strengths We accessed almost 158,000 km2 exploration acres, made 13 new discoveries and drilled a total of 44 exploration wells (2014 18).
3. Stronger and more focused We have reshaped our portfolio to have a set of high-value deepwater assets, gas value chains, giant fields, and a high-quality downstream business. We sold around half of our upstream installations and pipelines, and one third of our wells - while retaining roughly 90% of our proved reserves and production.
4. Simpler and more standardized We implemented standardized global systems and processes and established global functional organizations to conduct all BP-operated drilling and wells activity and manage the development of our major projects.
5. More visibility and transparency to value We provide downstream results by fuels, petrochemicals and lubricants, and report earnings from Rosneft as a separate operating segment.
6. Active portfolio management We completed our $38-billion divestment programme ahead of schedule and plan for a further $10 billion of divestments before the end of 2015, with $4.7 billion of sales already agreed.
7. New upstream projects onstream with unit cash margins double the 2011 average We started up 15 major upstream projects, of which 13 are in the four higher-margin areas (Angola, Azerbaijan, Gulf of Mexico and North Sea). Average forecast unit cash margins (2014-23) for the 15 projects at $100/bbl oil price were more than double the 2011 upstream segment average.
8. Generate around 50% more in operating cash flowby 2014 versus 2011 We reported $32.8 billion of operating cash flow in 2014 (averaged oil price of $98.95/bbl, averaged Henry Hub gas price of $4.43/mmBtu) - exceeding our target of around 50% increase on 2011.
9. Half of incremental operating cash for reinvestment - half for other purposes including distributions The dividend paid in 2014 increased by 39% since 2011, and we carried out $10.3 billion of share buybacks since March 2013, when a share repurchase programme was announced.
10. Strong balance sheet Our gearing stayed within our target range of 10-20%, decreasing from 20.4% in 2011 to 16.7% at the end of 2014.

Financial and operating performance

Profit for the year ended 31 December 2014 decreased by $19.7 billion compared with 2013. Excluding inventory holding losses, replacement cost (RC) profit also decreased by $15.6 billion compared with 2013. Both results in 2013 included a $12.5-billion non-operating gain relating to the disposal of our interest in TNK-BP.
After adjusting for a net charge for non-operating items, which mainly related to impairments and further charges associated with the Gulf of Mexico oil spill; and net favourable fair value accounting effects, underlying RC profit for the year ended 31 December 2014 was down by $1.3 billion compared with 2013. The reduction was mainly due to a lower profit in Upstream, partially offset by improved earnings from Downstream.
Profit for the year ended 31 December 2013 increased by $12.4 billion compared with 2012. Excluding inventory holding losses, RC profit also increased by $12.2 billion compared with 2012. The increase in both results was due to a $12.5-billion gain of disposal of our interest in TNK-BP.
After adjusting for a net credit for non-operating items, which mainly related to the gain on disposal of our interest in TNK-BP and was partially offset by an $845-million write-off and impairments in Upstream and further charges associated with the Gulf of Mexico oil spill; and net unfavourable fair value accounting effects, underlying RC profit for the year ended 31 December 2013 was down by $3.6 billion compared with 2012. This was impacted by the absence of equity-accounted earnings from TNK-BP and lower earnings from both Downstream and Upstream, partially offset by the equity-accounted earnings from Rosneft from 21 March 2013 (when sale and purchase agreements with Rosneft and Rosneftegaz completed).
For the year ended 31 December 2012 profit was $11.0 billion, RC profit was $11.4 billion and underlying RC profit was $17.1 billion. There was a net post-tax charge of $5.3 billion for non-operating items, which included a $5-billion pre-tax charge relating to the Gulf of Mexico.
More information on non-operating items, and fair value accounting effects, can be found on page 209. See Gulf of Mexico oil spill on page 36 and Financial statements - Note 2 for further information on the impact of the Gulf of Mexico oil spill on BP's financial results.

Taxation
The charge for corporate income taxes in 2014 was lower than 2013. The effective tax rate (ETR) was 19% in 2014 (2013 21%, 2012 38%). The low ETR in 2014 reflects the impairment charges on which tax credits arise in relatively high tax rate jurisdictions. The lower ETR in 2013 compared with 2012 primarily reflects the gain on disposal of TNK-BP in 2013 for which there was no corresponding tax charge. The underlying ETR (which excludes non-operating items and fair value accounting effects) on RC profit was 36% in 2014 (2013 35%, 2012 30%). In the current environment, with our current portfolio of assets, the underlying ETR on RC profit for 2015 is expected to be lower than 2014.

Cash flow and net debt information
			$ million
	2014	2013	2012
Net cash provided by operating activities	32,754	21,100	20,479
Net cash used in investing activities	(19,574)	(7,855)	(13,075)
Net cash used in financing activities	(5,266)	(10,400)	(2,010)
Currency translation differences relating to cash and cash equivalents	(671)	40	64
Increase in cash and cash equivalents	7,243	2,885	5,458
Cash and cash equivalents at beginning of year	22,520	19,635	14,177
Cash and cash equivalents at end of year	29,763	22,520	19,635
Gross debt	52,854	48,192	48,800
Net debt	22,646	25,195	27,465
Gross debt to gross debt-plus-equity	31.9%	27.0%	29.0%
Net debt to net debt-plus-equity	16.7%	16.2%	18.7%

Net cash provided by operating activities
Net cash provided by operating activities for the year ended 31 December 2014 increased by $11.7 billion compared with 2013. Excluding the impacts of the Gulf of Mexico oil spill, net cash provided by operating activities was $32.8 billion for 2014, an increase of $11.6 billion compared with 2013. Profit before taxation was lower but this was partially offset by movements in the adjustments for non-cash items, including depreciation, depletion and amortization, impairments and gains and losses on sale of businesses and fixed assets. Furthermore, 2013 was impacted by an adverse movement in working capital and 2014 was favourably impacted.
The increase in 2013 compared with 2012 primarily benefited from the reduction of $2.3 billion in the cash outflow in respect of the Gulf of Mexico oil spill. Excluding the impacts of the Gulf of Mexico oil spill, net cash provided by operating activities was $21.2 billion for 2013, compared with $22.9 billion for 2012, a decrease of $1.7 billion. The decrease was mainly due to an increase in working capital requirements of $3.9 billion, which was partially offset by a reduction in income tax paid.

Net cash used in investing activities
Net cash used in investing activities for the year ended 31 December 2014 increased by $11.7 billion compared with 2013. The increase reflected a decrease in disposal proceeds of $18.5 billion, partly offset by a $4.9-billion decrease in our investments in equity-accounted entities, mainly relating to the completion of the sale of our interest in TNK-BP and subsequent investment in Rosneft in 2013. There was also a decrease in our other capital expenditure excluding acquisitions of $2.0 billion.
The decrease in 2013 compared with 2012 reflected an increase in disposal proceeds of $10.4 billion, partly offset by an increase in our investments in equity-accounted entities, mainly relating to the completion of the sale of our interest in TNK-BP and subsequent investment in Rosneft. There was also an increase in our other capital expenditure excluding acquisitions of $1.3 billion.
There were no significant acquisitions in 2014, 2013 and 2012.
The group has had significant levels of capital investment for many years. Cash flow in respect of capital investment, excluding acquisitions, was $23.1 billion in 2014 (2013 $30 billion and 2012 $24.8 billion). Sources of funding are fungible, but the majority of the group's funding requirements for new investment come from cash generated by existing operations.
We expect capital expenditure, excluding acquisitions and asset exchanges, to be around $20 billion in 2015.
Total cash disposal proceeds received during 2014 were $3.5 billion (2013 $22 billion, 2012 $11.6 billion). In 2013 this included $16.7 billion for the disposal of BP's interest in TNK-BP and in 2012 it included $5.6 billion for the disposal of BP's interests in the Marlin hub, Horn Mountain, Holstein, Ram Powell and Diana Hoover fields in the Gulf of Mexico. See Financial statements - Note 3 for more information on disposals.

Net cash used in financing activities
Net cash used in financing activities for the year ended 31 December 2014 decreased by $5.1 billion compared with 2013. The decrease primarily reflected higher net proceeds of $3.3 billion from long-term financing and a decrease in the net repayment of short-term debt of $1.3 billion. The $8-billion share repurchase programme was completed in July 2014.
The increase in 2013 compared with 2012 primarily reflected the buyback of shares of $5.5 billion, as part of our $8-billion share repurchase programme, lower net proceeds of $1.1 billion from long-term financing and an increase in the net repayment of short-term debt of $1.4 billion.
Total dividends paid in 2014 were 39 cents per share, up 6.8% compared with 2013 on a dollar basis and 1.9% in sterling terms. This equated to a total cash distribution to shareholders of $5.9 billion during the year (2013 $5.4 billion, 2012 $5.3 billion).

Net debt
Net debt at the end of 2014 decreased by $2.5 billion from the 2013 year-end position. The ratio of net debt to net debt plus equity at the end of 2014 increased by 0.5%.
The total cash and cash equivalents at the end of 2014 were $7.2 billion higher than 2013.
We will continue to target our net debt ratio in the 10-20% range while uncertainties remain. Net debt and the ratio of net debt to net debt plus equity are non-GAAP measures. See Financial statements - Note 25 for further information on net debt.
For information on financing the group's activities, see Financial statements - Note 27 and Liquidity and capital resources on page 211.

4. Extracted in full and unedited text from "Upstream", BP Annual Report and Form 20-F, pages 24-28:

Upstream

Our performance summary
• Our exploration function gained access to new potential resources covering more than 47,000km2 in five countries.
• We started up seven major upstream projects.
• We achieved an upstream BP-operated plant efficiency of 90%.
• Our disposals generated $2.5 billion in proceeds in 2014.
5. Extracted in full and unedited text from "Downstream", BP Annual Report and Form 20-F, pages 29-32:

Downstream

Our performance summary
• Our personal and process safety performance improved compared with 2012 and 2011 (see Safety on page 41).
• We continue to deliver strong operational performance across our refining system with the Whiting refinery now fully onstream.
• We acquired the aviation fuel business, Statoil Fuel and Retail Aviation AS, to expand our Air BP business in Scandinavia.
• We launched a new product, Castrol EDGE boosted with Titanium Fluid Strength Technology in our lubricants business.
• We sold our lubricants global aviation turbine oils business and completed the sale of our LPG marketing businesses.
• We announced that we will halt refining operations at the Bulwer refinery in Australia in 2015.

• In petrochemicals, we decided to invest and retrofit some of our operations in the US and Europe with new proprietary technology while ceasing certain other operations in our aromatics business as a result of our strategic review.

6. Extracted in full and unedited text from "Rosneft", BP Annual Report and Form 20-F, pages 33-34:

Rosneft

BP and Rosneft
• US and EU sanctions were imposed on certain Russian activities, individuals and entities, including Rosneft.
• BP received $693 million, net of withholding taxes, in July- representing our share of Rosneft's dividend of 12.85 Russian roubles per share for 2013.

• Rosneft and BP signed a contract in June to supply BP with up to12 million tons of oil products over five years. A syndicate of banks, through a pre-export financing agreement, made a payment of approximately $1.935 billion to Rosneft.

• Rosneft and BP signed a heads of agreement in May relating to a long-term project for the exploration and potential development of the Domanik formations in the Volga-Urals region of Russia.

• Rosneft and BP concluded framework agreements in May to enable technical collaboration between the parties. Work is ongoing in a number of areas pursuant to these agreements in both upstream and downstream.

• Bob Dudley serves on the Rosneft board of directors, and its strategic planning committee.

Extracted in full and unedited text from "Gulf of Mexico oil spill", BP Annual Report and Form 20-F, pages 36-38:

Gulf of Mexico Oil Spill

Economic and environmental restoration progress continues, while BP makes its case in court.

Key events
• In April the US Coast Guard ended active clean-up along the Gulf of Mexico shoreline, with any future identification of residual oil to be dealt with through the National Response Center process.
• The federal district court in New Orleans ruled in September that the discharge of oil was the result of the gross negligence and wilful misconduct of BP Exploration & Production Inc. BP has appealed this ruling.
• In January 2015 the district court ruled that 3.19 million barrels of oil were discharged into the Gulf of Mexico and that BP was not grossly negligent in its source control efforts. We have also appealed this ruling.
• BP continued to challenge the implementation of the settlement agreement with the Plaintiffs'Steering Committee, including issues around compensation for losses with no apparent connection to the spill. In December, the US Supreme Court declined BP's petition to review the lower court decisions relating to these issues.
• As at the end of 2014, the cumulative pre-tax income statement charge since the incident amounted to $43.5 billion. This does not include amounts that BP does not consider possible to measure reliably at this time. The magnitude and timing of all possible obligations continue to be subject to significant uncertainty.
• The cumulative charges to be paid from the Deepwater Horizon Oil Spill Trust fund reached $20 billion in 2014. Subsequent additional costs are being charged to the income statement as they arise.

Environmental and economic restoration
We have made significant progress in completing the response to the accident and supporting environmental and economic recovery efforts in affected areas. The US Coast Guard ended patrols and operations on the final shoreline miles in Louisiana in April 2014. The Coast Guard has now transitioned all shoreline areas to their National Response Center process.
If residual oil from the Deepwater Horizon incident is later identified and requires removal, BP will take action at the direction of the Coast Guard.
BP is responsible for the reasonable and necessary costs of assessing injury to natural resources resulting from the oil spill and of restoration as defined under the Oil Pollution Act of 1990 (OPA 90). In 2014 activity was focused on natural resource damage assessment and further progress was made on early restoration work.

Natural resource damage assessment and early restoration projects
Scientists from BP, government agencies, academia and other organizations are studying a range of species and habitats to understand how wildlife populations and the environment may have been affected by the accident and oil spill. Since May 2010, more than 240 initial and amended work plans have been developed by state and federal trustees and BP to study resources and habitat. The study data will inform an assessment of injury to natural resources in the Gulf of Mexico and the development of a restoration plan. The plan will address the identified injuries including the recreational use of these resources, as well as an estimated cost to implement it. By the end of 2014, BP had spent approximately $1.3 billion to support the assessment process. See gulfsciencedata.bp.com for environmental data collected through the natural resource damage assessment process.
While the injury assessment is still ongoing, restoration work has begun. In April 2011 BP committed to provide up to $1 billion in early restoration funding to expedite recovery of natural resources injured as a result of the Deepwater Horizon incident. BP and the trustees, as at December 2014, had reached agreement on a total of 54 early restoration projects that are expected to cost approximately $700 million, of which $629 million had been funded by the end of 2014. BP is providing project funding in exchange for restoration credits to be applied against the trustees' final assessment of BP's natural resource damages funding obligations.

Gulf of Mexico Research Initiative
In May 2010 BP committed $500 million over 10 years to fund independent scientific research through the Gulf of Mexico Research Initiative. The goal of the research initiative is to improve society's ability to understand, respond to and mitigate the potential impacts of oil spills on marine and coastal ecosystems. BP has contributed $215 million to the programme as at 31 December 2014.

Economic recovery
BP continued to support economic recovery efforts in local communities through a variety of actions and programmes in 2014. By 31 December 2014, BP had spent $13.4 billion on economic recovery, including claims, advances, settlements and other payments, such as state tourism grants and funding for state-led seafood testing and marketing.
See bp.com/gulfofmexico for more information on environmental and economic restoration activities.

Multi-district litigation proceedings in New Orleans
The multi-district litigation trial relating to liability, limitation, exoneration and fault allocation (part of MDL 2179) began in the federal district court in New Orleans in February 2013.

Phase 1 - causes of the accident and allocation of fault
The district court issued its ruling on the first phase of the trial in September 2014. It found that BP Exploration & Production Inc. (BPXP - the BP group company that conducts exploration and production operations in the Gulf of Mexico), BP America Production Company and various other parties are each liable under general maritime law for the blowout, explosion and oil spill from the Macondo well. With respect to the United States' claim against BPXP under the Clean Water Act, the district court found that the discharge of oil was the result of BPXP's gross negligence and wilful misconduct and that BPXP is therefore subject to enhanced civil penalties. BP does not believe that the evidence at trial supports a finding of gross negligence and wilful misconduct and has appealed the Phase 1 ruling.
A provision of $3,510 million was recognized in 2010 for estimated civil penalties under Section 311 of the Clean Water Act. BP continues to believe that a provision of $3,510 million represents a reliable estimate of the amount of the liability if the appeal is successful and this provision, calculated on the basis of the previous assumptions, has been maintained in the accounts. If BP is unsuccessful in its appeal, and the ruling of gross negligence and wilful misconduct is upheld, the maximum penalty that could be imposed is up to $4,300 per barrel. Based upon this penalty rate and the district court's ruling of the number of barrels spilled, which, as noted above is also subject to appeal, the maximum penalty could be up to $13.7 billion. The court has wide discretion in its application of statutory penalty factors and we are therefore unable to determine a reliable estimate for any additional penalty which might apply should the gross negligence finding be upheld. Phase 2 - efforts to stop the flow of oil and the volume of oil spilled
The district court issued its ruling on the second phase of the trial in January 2015. It found that 3.19 million barrels of oil were discharged into the Gulf of Mexico. In addition, the district court found that BP was not grossly negligent in its source control efforts. We have also appealed this.

Phase 2 ruling.
Penalty phase
The penalty phase of the trial concluded in February 2015. In this phase, the district court will determine the amount of civil penalties owed to the United States under the Clean Water Act. This will be based on the court's rulings or ultimate determinations on appeal as to the presence of negligence, gross negligence or wilful misconduct and the volume of oil spilled, as well as the application of the penalty factors under the Clean Water Act.
BP is not currently aware of the timing of the district court's ruling for the penalty phase.
Plaintiffs' Steering Committee settlements
BP reached settlements in 2012 with the Plaintiffs' Steering Committee (PSC) to resolve the substantial majority of legitimate individual and business claims and medical claims stemming from the accident and oil spill. The PSC was established to act on behalf of individual and business plaintiffs in MDL 2179. During 2014, amounts paid out under the PSC settlements totalled approximately $600 million.

Individual and business claims
As part of its monitoring of payments made by the court-supervised programme for the economic and property damages settlement, BP identified and disputed multiple business economic loss claim determinations that appeared to result from an incorrect interpretation of the economic and property damages settlement agreement by the claims administrator. BP has also raised issues about misconduct and inefficiency in the facility administering the settlement.
In December 2013 the district court ruled that, for the purposes of determining business economic loss claims, revenues must be matched with expenses incurred by claimants in conducting their business even when the revenues and expenses were recorded at different times. In May 2014, the district court approved the claims administrator's revised matching policy reflecting this order and the policy is now in effect. The PSC has filed a motion with the district court to alter or amend the policy.
In September 2014 the district court denied BP's motion to order the return of excessive payments made by the Deepwater Horizon Court Supervised Settlement Program under the matching policy in effect before the district court's December 2013 ruling requiring a claimant's revenue to be matched with variable expenses. BP has appealed this decision to the US Court of Appeals for the Fifth Circuit (Fifth Circuit).
Following the ruling by the district court, which was affirmed by the Fifth Circuit, that the settlement agreement did not contain a causation requirement beyond the revenue and related tests set out in an exhibit to that agreement, the district court in May dissolved the injunction that had halted the processing and payment of business economic loss claims and instructed the claims administrator to resume the processing and payment of claims. In August BP petitioned the US Supreme Court for review of the Fifth Circuit's decisions relating to compensation of claims for losses with no apparent connection to the Deepwater Horizon spill.
In December 2014 the US Supreme Court denied BP's petition for review. Business economic loss claims continue to be assessed and paid under the revised matching policy. The deadline for submitting claims is 8 June
2015.
In September 2014 BP sought to remove Patrick Juneau from his roles as claims administrator and settlement trustee for the economic and property damages settlement for reasons including a conflict of interest. This was denied by the district court and BP has appealed this decision.

Medical claims
The medical benefits class action settlement provides for claims to be paid to qualifying class members from the agreement's effective date. Following the resolution of all appeals relating to this settlement, the agreement's effective date was 12 February 2014. The deadline for submitting claims under the settlement was one year from the effective date.

Process safety and ethics monitors
Two independent monitors - a process safety monitor and an ethics monitor - were appointed under the terms of the criminal plea agreement BP reached with the US government in 2012 to resolve all federal criminal claims arising out of the Deepwater Horizon incident. Under the terms of the agreement, BP is taking additional actions, enforceable by the court, to further enhance the safety of drilling operations in the Gulf of Mexico.
The process safety monitor is reviewing and providing recommendations concerning BPXP's process safety and risk management procedures for deepwater drilling in the Gulf of Mexico.
The ethics monitor is reviewing and providing recommendations concerning BP's ethics and compliance programme.
The monitors have interviewed BP employees, reviewed policies and procedures and made site visits in preparation for their initial reports, which will be delivered in 2015.
A third-party auditor has also been retained and will review and report to the probation officer, the US government and BP on BPXP's compliance with the plea agreement's implementation plan. See bpxpcompliancereports.com for annual updates on BP's compliance with the plea agreement.

Other legal proceedings
BP is subject to a number of different legal proceedings in connection with the Deepwater Horizon incident in addition to the legal proceedings relating to the PSC settlements and the multi-district litigation proceedings in New Orleans. For more information see Legal proceedings on page 228.

OPA 90 and other civil claims
BP p.l.c., BPXP and various other BP entities have been among the companies named as defendants in approximately 3,000 civil lawsuits resulting from the accident and oil spill, including the claims by several states and local government entities. The majority of these lawsuits assert claims under OPA 90, as well as various other claims, including for economic loss and real property damage, and claims under maritime law and state law. These lawsuits seek various remedies including economic and compensatory damages, punitive damages, removal costs and natural resource damages. Many of the lawsuits assert claims excluded from the PSC settlements, such as claims for recovery for losses allegedly resulting from the 2010 federal deepwater drilling moratoria and the related permitting process. Many of these lawsuits have been consolidated into MDL 2179. Alabama, Mississippi, Florida, Louisiana, Texas and various local government entities have submitted or asserted claims to BP under OPA 90 for alleged losses including economic losses and property damage as a result of the Gulf of Mexico oil spill. BP has provided for the current best estimate of the amount required to settle these obligations. BP considers most of these claims to be unsubstantiated and the methodologies used to calculate them to be seriously flawed, not supported by OPA 90, not supported by documentation and to be substantially overstated.

Securities litigation proceedings
The multi-district litigation proceedings pending in federal court in Houston (MDL 2185), including a purported class action on behalf of purchasers of American Depositary Shares under US federal securities law, are continuing. A jury trial is scheduled to begin in January 2016.

SEC settlement
In connection with the 2012 settlement with the SEC resolving the SEC's Deepwater Horizon-related civil claims, in August 2014, the final instalment of $175 million was paid under the civil penalty of $525 million.

US Environmental Protection Agency (EPA) suspension and debarment
In March 2014, BP p.l.c., BPXP, and all other BP entities that the EPA had suspended from receiving new federal contracts or renewing existing ones entered into an administrative agreement with the EPA resolving all issues related to suspension or debarment arising from the Deepwater Horizon incident. The administrative agreement restores the eligibility of BP entities to enter into new contracts or leases with the US government. Under the terms and conditions of the administrative agreement, which applies for five years, BP has agreed to safety and operations, ethics and compliance and corporate governance requirements.

Financial update
The group income statement for 2014 includes a pre-tax charge of $819 million in relation to the Gulf of Mexico oil spill. The charge for the year reflects additional litigation and claims costs and the ongoing costs of the Gulf Coast Restoration Organization. As at 31 December 2014, the total cumulative charges recognized to date amount to $43.5 billion.
The total amounts that will ultimately be paid by BP in relation to all the obligations relating to the incident are subject to significant uncertainty and the ultimate exposure and cost to BP and the timing of such costs will be dependent on many factors, including in relation to any new information or future developments. These could have a material impact on our consolidated financial position, results and cash flows.
BP has provided for spill response costs, environmental expenditure, litigation and claims and Clean Water Act penalties that can be measured reliably. The cumulative income statement charge does not include amounts for obligations that BP considers are not possible to measure reliably at this time, such as:
• Natural resource damages, except for reasonable costs for damage assessment, the $1-billion allocation for early restoration projects and associated legal costs.
• Any obligation that may arise from securities-related litigation.
• The cost of business economic loss claims under the PSC settlement not yet received, or received but not yet processed, or processed but not yet paid (except where an eligibility notice had been issued before the end of the month following the balance sheet date and is not subject to appeal by BP within the claims facility).
• Claims asserted in civil litigation, including any further litigation through excluded parties from the PSC settlement.
• Any further liability for the Clean Water Act penalty arising in the event the gross negligence finding is upheld.
• Any further obligation that may arise from state and local claims.
The additional amounts payable for these and other items could be considerable. More details regarding the impacts and uncertainties relating to the Gulf of Mexico oil spill can be found in Risk factors on page 48, Legal proceedings on page 228 and Financial statements - Note 2.

Deepwater Horizon Oil Spill Trust update
BP, in agreement with the US government, set up the $20-billion Deepwater Horizon Oil Spill Trust (the Trust) to provide confidence that funds would be available to satisfy legitimate individual and business claims, state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. The cumulative charges to the Trust had reached $20 billion in 2014. Subsequent additional costs over and above those provided within the $20 billion, are being charged to the income statement as they arise.
Payments made out of the Trust during 2014 totalled $1.7 billion for individual and business claims, medical settlement programme payments, natural resource damage assessment and early restoration, state and local government claims, costs of the court supervised settlement programme and other resolved items. As at 31 December 2014, the aggregate cash balances in the Trust and the associated qualified settlement funds amounted to $5.1 billion, including $1.1 billion remaining in the seafood compensation fund, from which a further $0.5 billion partial distribution started in early 2015, and $0.4 billion held for natural resource damage early restoration projects.

Exhibit 1.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 March 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised that on 10 March 2015 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.4570 per share through participation in the BP ShareMatch UK Plan:-

Director

Dr B. Gilvary                      70 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                     70 shares
Mr B. Looney                   70 shares
Mr D. Sanyal                    70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c. - 4Q 2014 payment of dividends in sterling
BP p.l.c. - 16 March 2015

16 March 2015

BP p.l.c.
Fourth quarter interim dividend for 2014
Payments of dividends in sterling

On 3 February 2015, the Directors of BP p.l.c. announced that the interim dividend for the fourth quarter 2014 would be US$0.10 per ordinary share (US$0.60 per ADS). This interim dividend is to be paid on 27 March 2015 to shareholders on the share register on 13 February 2015. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. A scrip dividend alternative has been made available for this dividend allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs.

Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the four dealing days from 10 March 2015 to 13 March 2015 (£1 = US$1.49927). Accordingly, the amount of sterling dividend payable in cash on 27 March 2015 will be:

6.6699 pence per share.

Details of the fourth quarter dividend and timetable are available at www.bp.com/dividends and details of the Scrip Dividend Programme are available at www.bp.com/scrip.

Jens Bertelsen
Deputy Secretary

Exhibit 1.5

BP p.l.c.  - Director/PDMR Shareholding
BP p.l.c. - 19 March 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c was advised on 18 March 2015, that the following awards under the BP Share Value Plan were made on 17 March 2015 in London, for the following senior executives (persons discharging managerial responsibility) who acquired the number of BP Restricted Share Units shown opposite their names:

Ordinary shares (ISIN number GB0007980591)

Mr R. Bondy                                                         216,045
Mr M.T. Erginbilgic                                             199,625
Mr B. Looney                                                       174,240
Mr D. Sanyal                                                        151,055
Mr H. Schuster                                                    118,820

The numbers of Restricted Share Units granted under the BP Share Value Plan represent the maximum number of BP ordinary shares that may vest under the plan following a three year performance period. In addition, each senior executive will be entitled to additional ordinary shares representing the value of reinvested dividends on those ordinary shares which vest.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP p.l.c.  - Director/PDMR Shareholding
BP p.l.c. - 24 March 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c was advised on 23 March 2015, that the following awards under the BP Share Value Plan were made on 17 March 2015 in London, for the following senior executives (persons discharging managerial responsibility) who acquired the number of BP Restricted Share Units shown opposite their names:

ADSs (ISIN number US0556221044)
1 ADS is equivalent to 6 ordinary shares
Mr R. Fryar 25,866
Mr A. Hopwood 26,915
Mrs K. Landis 27,504
Mr H.L. McKay 63,182

The numbers of Restricted Share Units granted under the BP Share Value Plan represent the maximum number of BP ADSs that may vest under the plan following a three year performance period. In addition, each senior executive will be entitled to additional ADSs representing the value of reinvested dividends on those ADSs which vest.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.7

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c - 27 March 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 27 March 2015 BP p.l.c. was advised that the following individuals acquired in London, the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference Share Price of $6.925 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	249
Mr D Sanyal	Senior executive (a person discharging managerial responsibility)	474

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c - 30 March 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 27 March 2015 that on 15 January 2015 Mr Alan Boeckmann, a Director of BP p.l.c., acquired 147 BP ADSs (ISIN number US0556221044) by virtue of a long-standing investment instruction with his investment manager.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.9

BP p.l.c. - Total Voting Rights
BP p.l.c - 31 March 2015

BP p.l.c.
Total voting rights and share capital

As at 31 March 2015, the issued share capital of BP p.l.c. comprised 18,255,327,058 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,766,341,557. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,260,409,558. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 April 2015
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary